UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                DATIGEN.COM, INC.
                                (Name of Issuer)

                      SHARES OF COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   238162 10 1
                                 (CUSIP Number)

                                   AMIR UZIEL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                DATIGEN.COM, INC.
                          C/O DAVID LUBIN & ASSOCIATES
                              92 WASHINGTON AVENUE
                           CEDARHURST, NEW YORK 11516
                                  516-569-9629

                                 With a copy to:

                                DAVID LUBIN, ESQ.
                            DAVID LUBIN & ASSOCIATES
                              92 WASHINGTON AVENUE
                           CEDARHURST, NEW YORK 11516
                                  516-569-9629

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___.


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
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

 1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Amir Uziel
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group*

            (a) [__] (b) [__]
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3.    SEC Use Only
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4.    Source of Funds (See Instructions)
            PF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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6.   Citizenship or Place of Organization

            State of Israel

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Number of               7.    Sole Voting Power
Shares Beneficially             1,680,500
Owned by                8.    Shared Voting Power
by Each                         -0-
Reporting               9.    Sole Dispositive Power
Person With                     1,680,500
                        10.   Shared Dispositive Power
                              -0-
--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
            1,680,500
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)
            4.58%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
            IN
--------------------------------------------------------------------------------


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

ITEM 1. SECURITY AND ISSUER

Security: Common Stock, no par value per share (the "Common Stock") (CUSIP No. 238162 10 1)

Issuer:     Datigen.com, Inc.
            c/o David Lubin & Associates
            92 Washington Avenue
            Cedarhurst, New York 11516

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Amir Uziel (the "Reporting Person").

(b) Address for the Reporting Person: 9 Hakormim St, Risho Lezion, Israel 75749.

(c) Principal Business: The Reporting Person is an economist for Amir Uziel Consult, 9 Hakormim St., Risho Lezion, Israel 75749, a company providing international business development and marketing advisory services to Israeli companies.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 1,500,000 shares of Common Stock of the Issuer on December 27, 2004 as part of a private offering of Common Stock pursuant to Regulation S from the Issuer. The purchase price for the shares of the Issuer was $7,500, paid in cash directly from personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired control of the Issuer. Currently, the Reporting Person is considering various transactions involving the Issuer, including without limitation, acquisitions and financing arrangements. As of the date of this report, there are no definitive agreements between the Issuer and any third party. The Reporting Person currently holds all his shares of Common Stock in the Issuer for investment purposes only.


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

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person is the beneficial owner of 1,680,500 shares of Common Stock, or approximately 4.58% of the issued and outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by him.

(c) Except for the acquisition of the 180,500 shares of Common Stock reported previously on November 24, 2004 and the 1,500,000 shares of Common Stock reported in Item 3, above, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2004

/s/Amir Uziel
-------------
Amir Uziel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


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